Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

To:	All Lincoln Financial & Jefferson Pilot Employees

From:	Jon Boscia & Dennis Glass

Date:	October 17, 2005

Subject:	Lincoln Financial – Jefferson Pilot Merger

Last Monday we announced exciting and historic plans for Lincoln Financial and Jefferson Pilot to combine forces. Today, we look forward to our companies’ future together. This combination provides a compelling opportunity for growth, and we couldn’t be more excited to begin planning for the integration of our operations. Together we are creating one of the most powerful insurance and financial services companies in the nation.

A commitment to excellence

Both Lincoln Financial and Jefferson Pilot have performance-based cultures that benefit from century-long commitments to excellence. Moving forward, we will continue to be a premier provider of life insurance, annuity, and investment products. Our aim is to be the choice for helping people attain retirement income security by providing financial advisors with creative solutions and expert support.

The expanded product and distribution capabilities of the combined organization, enhanced by the operational efficiencies made possible by our increased scale, will make Lincoln Financial a powerhouse in the insurance and financial services industry. Employees will be part of a larger, more dynamic enterprise with greater resources and significant growth potential.

Both companies have a strong track record of successful life insurance company integrations, and we are confident that our shared values and commitment to excellence will help us realize our exciting vision for the combined organization.

Organizational integration

Many of you have shared questions already, and we look forward to the opportunity to talk with you more about the issues that are important to you. We recognize that some of the changes announced with this merger may be unsettling for some people. We won’t have all the questions answered in the next few weeks, but we know broadly, due to the nature of integrating operations, that there will be changes that will result in some consolidations across both organizations. When we review the combined organization, we will look for opportunities to eliminate functional redundancies and gain operating efficiencies. When we make decisions, we will announce them as quickly and thoughtfully as we can. Since we have not yet begun integration planning, we do not have any specific information today about jobs. We intend to maintain a significant presence in each of our key cities. Most importantly, we know that when we are successful in integrating our companies, we will be better positioned to grow and create more opportunities.

We expect to be able to outline the process for integration, including the teams of people who will be involved and key milestones, over the next several weeks. Just as the combined senior management team draws on key talent from both organizations, so, too, will our integration teams. The integration steering committee, comprising leaders of both organizations (Dennis Glass, chair, Priscilla Brown, Fred Crawford, Chuck Cornelio, Bob Dineen, Jude Driscoll, Mark Konen, Barb Kowalczyk, Warren May, Beth Reeves, Wes Thompson), held its first meeting on Monday. As leaders for the combined organization are selected and new divisions defined, we will announce them. But, since we will continue to operate as two independent companies until the merger is completed, we will not integrate operations until after the close of the transaction, which we expect to occur at the end of the first quarter of 2006. The timing for both the integration planning work and the closing are subject to certain regulatory and shareholder approvals.

Ongoing communication

Over the next few weeks, we will be traveling together to each of our major locations to introduce ourselves to those of you who may not know one of us yet, and to share our enthusiasm and optimism for the future of our combined company. We have scheduled these “Town Hall” meetings for all of our key cities to give you an opportunity to ask us questions face-to-face, and we look forward to talking with you. Please see the schedule of meetings below.

In addition to these meetings, we will continue to provide regular updates via email and our employee web sites over the coming months as our integration plans unfold. If you have questions, we encourage you to share them with your manager. Although we cannot guarantee a personal response to all of the emails we receive, we will respond to questions in our regular updates.

Thank you in advance for your optimism and continued commitment to excellence as we embark on this exciting journey together.

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.